UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or (13)(e)(1)

of the Securities Exchange Act of 1934

MORPHOSYS AG
(Name of Subject Company (Issuer))

NOVARTIS BIDCO AG
an indirect wholly owned subsidiary of

NOVARTIS AG
(Name of Filing Persons (Offerors))

Ordinary Shares, no Par Value
(Title of Class of Securities)

617760202
(CUSIP Number of Class of Securities)

Karen L. Hale

Chief Legal Officer

Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communications filed under cover of this Tender Offer Statement on Schedule TO are being filed by Novartis AG, a stock corporation organized under the Laws of Switzerland (the “Parent” or “Novartis”), and Novartis BidCo AG, a stock corporation organized under the Laws of Switzerland and an indirect wholly owned subsidiary of the Parent (the “Bidder”). The Schedule TO-C relates to a planned public delisting purchase offer (the “Delisting Purchase Offer”) by the Bidder for all no-par value bearer shares (including the shares represented by American Depository Shares), not directly held by the Bidder, in MorphoSys AG, a publicly listed stock corporation (Aktiengesellschaft) incorporated under the Laws of Germany (the “Company”), at an offer price of EUR 68.00 per share in cash, pursuant to the final terms and provisions set forth in the offer document for the Delisting Purchase Offer. As such, the Bidder and the Company have executed a delisting agreement on June 20, 2024, under which the Company has undertaken towards the Bidder to apply for the revocation of the admission to trading of the shares in MorphoSys on the regulated market of the Frankfurt Stock Exchange no later than one week prior to the expiration of the acceptance period of the Delisting Purchase Offer.

Forward Looking Statements regarding the Delisting Purchase Offer

This communication contains statements of historical fact or “forward looking statements,” including with respect to the delisting of the Company and the acquisition of the Company by Novartis. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding the ability of Novartis and the Company to complete the transactions contemplated by the delisting agreement, the expected timetable for completing the transaction, the benefits sought to be achieved in the proposed transaction, the potential effects of the proposed transaction on Novartis and the Company, the potential marketing approvals, new indications or labelling for the product candidates the Company is developing, including Pelabresib, or regarding expected benefits and success of, or potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events and are subject to significant known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to: the risk of shareholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all, potential adverse effects to the businesses of Novartis or the Company during the pendency of the proposed transaction, such as employee departures or distraction of management from business operations, the potential that the expected benefits and opportunities of the proposed transaction, if completed, may not be realized or may take longer to realize than expected, risks related to the further integration of the Company into Novartis subsequent to the closing of the proposed transaction and the timing of such integration. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. A further list and descriptions of these risks uncertainties and other factors can be found in the current Form 20-F filed by Novartis with the U.S. Securities and Exchange Commission (the “SEC”).

Novartis is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements contained in this communication as a result of new information, future events or otherwise.

Important Information about the Delisting Purchase Offer

The Delisting Purchase Offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The final terms and further provisions of the Delisting Purchase Offer will be published in, and the Delisting Purchase Offer to purchase ordinary shares of the Company will be made only pursuant to, the offer document and related offer materials prepared by Novartis and the Bidder and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicat or “BaFin”). Once the necessary permission from BaFin has been obtained, the offer document and related offer materials will be published in Germany and also filed with the SEC on Schedule TO at the time the Delisting Purchase Offer is commenced. The Company intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Delisting Purchase Offer and to publish a recommendation statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act.

INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, MEANS TO TENDER AND RELATED OFFER DOCUMENTS THAT WILL BE FILED BY NOVARTIS AND NOVARTIS BIDCO WITH THE SEC) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY MORPHOSYS WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, means to tender and certain other related offer documents (once they become available) may also be obtained for free on Novartis’ website at www.novartis.com/investors/morphosys-acquisition/delisting-purchase-offer. A copy of the solicitation/recommendation statement will be made available by the Company at www.morphosys.com/en/investors/Novartis-TakeoverOffer or by contacting the Company’s investor relations department at +49 89 89927 404. These materials may also be obtained through the information agent for the Delisting Purchase Offer, which will be named in the offer materials.

EXHIBIT INDEX

Exhibit	Description
99.1	Publication of the decision to launch a public delisting purchase offer (öffentliches Delisting-Erwerbsangebot) in accordance with Sec. 10 para. 1 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) in conjunction with Sec. 39 para. 2 sentence 3 no. 1 of the German Stock Exchange Act (Börsengesetz), as published in the German Federal Gazette, dated June 20, 2024 (English translation of document prepared in German only).

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